Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Greenbrook TMS Inc. (“Greenbrook” or the “Company”)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

Item 2	Date of Material Change

July 14, 2022.

Item 3	News Release

A news release in respect of the Acquisition and the Credit Facility (each as defined below) was issued by Greenbrook on July 14, 2022 through the facilities of Business Wire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4	Summary of Material Change

On July 14, 2022, Greenbrook announced that (i) it had completed its previously-announced acquisition (the “Acquisition”) of Check Five LLC, a Delaware limited liability company (doing business as “Success TMS”) (“Success TMS”), pursuant to the Membership Interest Purchase Agreement, dated as of May 15, 2022 (the “Purchase Agreement”), by and among Greenbrook, Success TMS and its direct and indirect owners, including Success Behavioral Holdings, LLC, Theragroup LLC, The Bereke Trust U/T/A Dated 2/10/03, Batya Klein and Benjamin Klein (collectively, the “Seller Parties”); and (ii) it and its subsidiaries entered into a credit agreement, dated as of July 14, 2022 (the “Credit Agreement”), for a US$75 million secured credit facility (the “Credit Facility”) with Madryn Asset Management, LP (“Madryn”) and its affiliated entities, including a US$55 million term loan (the “Term Loan”), which was funded on closing of the Credit Facility.

Item 5	Full Description of Material Change

5.1 - Full Description of Material Change

Success TMS Acquisition

On July 14, 2022, Greenbrook announced that it, through its wholly-owned U.S. subsidiary, TMS NeuroHealth Centers Inc., had acquired all of the issued and outstanding equity interests in Success TMS from its parent company, Success Behavioral Holdings, LLC, pursuant to the terms of the Purchase Agreement. As consideration for the purchase of Success TMS, the Seller Parties received, in the aggregate, 8,725,995 common shares of Greenbrook (“Common Shares”), and an additional 2,908,665 Common Shares have been held back and deposited with an escrow agent, to be released to Benjamin Klein or Greenbrook, as applicable, upon satisfaction of customary working capital and certain other adjustments, including to satisfy any indemnity claims against the Seller Parties (such Common Shares issued as consideration to the Seller Parties, including the Common Shares deposited in escrow, collectively, the “Consideration Shares”).

The purchase price consideration was determined based on the pro forma revenue contribution of the two companies and was fixed at an amount equal to approximately 40% of the total issued and outstanding Common Shares on a post-Acquisition basis and subject to adjustments, as described above.

The Seller Parties are subject to a 12-month lock-up period in respect of the Consideration Shares. As contemplated by the Purchase Agreement, Greenbrook also entered into a registration rights agreement with the Seller Parties, dated as of July 14, 2022 (the “Registration Rights Agreement”), which provides the Seller Parties with certain customary registration rights in connection with the resale of the Consideration Shares, once the lock-up restrictions have expired.

Success TMS is one of the largest providers of TMS therapy in the United States. Since founding its first TMS center in Florida in 2018, Success TMS has grown to 47 active locations throughout Florida, Pennsylvania, Illinois, New Jersey, Nevada and Wisconsin. The Acquisition has added 47 active TMS centers to Greenbrook’s existing service delivery platform, bringing its total to 193 active TMS centers across the United States. The Acquisition has also provided Greenbrook with a new presence in additional states, including new management regions in Illinois, New Jersey, Nevada, Pennsylvania and Wisconsin. The Company expects that the Acquisition has the potential to add more than US$30 million in consolidated revenues to the combined company on a full-year basis.

As contemplated by the Purchase Agreement, Greenbrook also entered into an investor rights agreement with Benjamin Klein, dated as of July 14, 2022 (the “Investor Rights Agreement”), which provides Benjamin Klein with a right to nominate a single representative to the board of directors of Greenbrook for so long as the Seller Parties own at least 5% of the issued and outstanding Common Shares, subject to certain conditions, including applicable securities laws and stock exchange requirements. In accordance with the terms of the Investor Rights Agreement, Mr. Klein has been appointed to the board of directors as the board nominee, effective on July 14, 2022, immediately following completion of the Acquisition. Mr. Klein has also joined the Company as Chief Operating Officer.

Copies of the Registration Rights Agreement and Investor Rights Agreement will be filed on SEDAR as well as exhibits to a Report on Form 6-K to be filed with the SEC. A copy of the Purchase Agreement has previously been filed on SEDAR and as an exhibit to a Report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 20, 2022.

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, the Acquisition is considered a “significant acquisition” and, in accordance therewith, the Company will prepare and file a business acquisition report in respect of the Acquisition within 75 days of the closing date of the Acquisition. The business acquisition report will be available under the Company’s SEDAR profile at www.sedar.com as well as an exhibit to a Report on Form 6-K to be filed with the SEC.

Credit Facility

On July 14, 2022, Greenbrook announced that it and its subsidiaries entered into the Credit Agreement with Madryn and its affiliated entities, which provides for the US$75 million secured Credit Facility. The Credit Facility includes the US$55 million Term Loan, which was funded on closing of the Credit Facility. In addition, the Credit Facility permits Greenbrook to incur up to an additional US$20 million in a single draw at any time on or prior to December 31, 2024 for purposes of funding future mergers and acquisition activity. All amounts borrowed under the Credit Facility will bear interest at a rate equal to the three-month LIBOR rate plus 9.0%, subject to a minimum three-month LIBOR floor of 1.5%. The Credit Facility matures over 63 months and provides for four years of interest-only payments.

The terms of the Credit Agreement require the Company to satisfy various affirmative and negative covenants and to meet certain financial tests, including but not limited to, financial covenants that require the Company to (i) generate consolidated revenues for each 12-month period (on a pro forma basis giving effect to the Acquisition), measured quarterly (commencing with the 12 months ending on September 30, 2022), in amounts that (A) for the first, second and third measurement periods, are in line with the historical trailing performance of the Company and Success TMS (taken together as a combined company) but substitute one, two and three quarters, respectively, of historical combined revenues with a portion of the projected combined revenues for those quarters; and (B) for measurement periods thereafter, represent a percentage of the Company’s projected consolidated revenues for such periods, assuming modest growth over time, and is capped at the minimum revenue requirement for the 12 months ending on June 30, 2027, and (ii) maintain minimum liquidity of US$3.0 million. In addition, the Credit Agreement contains affirmative and negative covenants that limit, among other things, the Company’s ability to incur additional indebtedness outside of what is permitted under the Credit Agreement, create certain liens on assets, declare dividends and engage in certain types of transactions. The Credit Agreement also includes customary events of default, including payment and covenant breaches, bankruptcy events and the occurrence of a change of control.

In accordance with the terms of the Credit Agreement, Greenbrook has issued conversion instruments (each, a “Conversion Instrument”) to Madryn and certain of its affiliated entities that provide the holders thereof with the option to convert up to US$5 million of the outstanding principal amount of the Term Loan into Common Shares at a price per share equal to a 15% premium to the 30-day volume weighted average trading price of the Common Shares as of the closing date of the transaction, subject to customary anti-dilution adjustments and approval of the Toronto Stock Exchange (“TSX”) prior to each such issuance. The Company has notified The Nasdaq Stock Market LLC (“Nasdaq”) in accordance with the rules of that exchange.

Greenbrook used approximately US$15.4 million of the proceeds from the Credit Facility to repay in full the outstanding balance owing under the Company’s existing term loan with Oxford Finance LLC (the “Oxford Facility”) and has terminated the Oxford Facility.

Copies of the Credit Agreement, including the form of Conversion Instrument, will be filed on SEDAR as well as an exhibit to a Report on Form 6-K to be filed with the SEC.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact Erns Loubser, Chief Financial Officer and Treasurer, at (855) 797-4867.

Item 9	Date of Report

July 22, 2022.

Cautionary Note Regarding Forward-Looking Information

Certain information in this material change report, including statements regarding the Acquisition and the Credit Facility, and the anticipated benefits to be derived therefrom, constitute forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this material change report, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, the factors described in greater detail in the “Risk Factors” section of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the SEC from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company or its ability to achieve the anticipated benefits from the Acquisition and the Credit Facility; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this material change report are made as of the date of this material change report, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.